Mail Stop 3561

April 18, 2007

<u>Via U.S. Mail</u>

Douglas De Luca
Chief Executive Officer
Pro Elite Inc.
12100 Wilshire Boulevard, suite 800
Los Angeles, California 90025

Re: Pro Elite Inc.
    Amendment No. 2 to Registration Statement on Form SB-2
    Filed April 6, 2007
    File No. 333-139982

Dear Mr. De Luca,

    We have reviewed your responses to the comments in our letter dated March 12, 2007 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

<u>General</u>

1. We note from Exhibit 10.11 to your Form SB-2 that Cuba is one of the countries in the "Caribbean Areas Included in the SNI Territory." Cuba is identified as a state sponsor of terrorism by the State Department and subject to sanctions administered by the Commerce Department's Bureau of Industry and Security and the Treasury Department's Office of Foreign Assets Control. Your Form SB-2 does not contain disclosure of activities associated with Cuba. Please describe for us your current, past and anticipated operations in and contacts with Cuba, including through licensees and other direct and indirect arrangements. Tell us whether and explain the extent to which agencies or entities controlled by the government of Cuba receive fees or act as intermediaries or are expected to do so in the future in connection with any such operations.

2. Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of the country's status as a state sponsor of terrorism. Please also discuss whether the operations or contacts

constitute a material investment risk to your security holders.

3. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities associated with Cuba. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

   We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Cuba.

4. Please also address the impact of your regulatory compliance programs that cover operations and contacts associated with Cuba, and any internal risk assessment undertaken in connection with business associated with Cuba.

Consolidated Financial Statements

Note 14 – Subsequent events, page F-16

5. We note from your disclosure that in January 2007, the company issued to an officer, an option to purchase 1,700,000 shares of common stock at $2.00 per share with an estimated fair value of $2,110,000 or approximately $1.24 per stock option. We also note that in January 2007, the company issued stock options to a director to purchase 100,000 shares of common stock with an exercise price of $2.00 per share with an estimated fair value of $34,000 or $0.34 per stock option. Please explain your method and assumptions used in estimating the fair value of the option to purchase 1,700,000 shares of common stock and tell us why the fair value of $1.24 per stock option, significantly differs from the fair value of $0.34 per stock option for the option to purchase 100,000 shares of common stock that was also issued in January 2007, and the weighted-average grant date fair value of options granted during 2006 of $0.40 per option as disclosed on page F-15. We may have further comment after receipt of your response.

6. We note from your disclosure that on April 3, 2007, 320,000 shares of the company's common stock were issued to an accredited investor for personal services provided to the company. In this regard please revise the notes to the company's financial statements to disclose the nature of the service provided to the company and the terms of the agreement. Also, as part of your revised disclosure, please indicate the values assigned to the common shares and the period over which the related expense will be recognized in the company's financial statements. Finally, disclose the method and assumptions used to estimate the fair value of the 320,000 shares of common stock.

7. We note from your disclosure on page 23 that you plan to issue shares of your common stock to Shamrock's affiliate in exchange for his services as a spoke person and consultant. In this regard, please revise MD&A to disclose, the number of shares of common stock you plan to issue, the related amount of expense you expect to recognize and the period over which the related expense will be recognized in the company's financial statements.

Other

8. In the event of a delay in the effectiveness of your Form SB-2 registration statement, please update the financial statements pursuant to Item 310(g) of Regulation S-B.

9. Please provide a currently dated consent of the independent registered public accounting firm in any future amendments to your Form SB-2 registration statement.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391or Max Webb at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: David Ficksman, Esq.
       Fax: (310)201-4746